February 14, 2011
Mr. Mark Cowan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.	Mr. Mark Cowan
Document Control — EDGAR

RE:	RiverSource Variable Series Trust
Seligman Global Technology Portfolio

Post-Effective Amendment No. 10
File No. 333-146374 / 811-22127
Dear Mr. Cowan:
This letter responds to comments received by telephone on February 8, 2011 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:
All Funds

Comment 1.	Please make sure a Tandy Representation is included in your Response Letter.

Response:	A Tandy Representation can be found at the end of this Response Letter.
Prospectus

Comment 2.	Please make sure the Table of Contents page follows the Cover Page of the prospectus.

Response:	The Table of Contents page will follow the Cover Page of the prospectus.

Comment 3.
Please confirm that, if a contractual waiver is disclosed in the fees and expense table, the duration of the contractual fee waiver will be for at least one year from the date of the effective Registration Statement.

Response:	Confirmed.

Comment 4.
If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently being triggered, then please remove the footnote disclosing the contractual fee waiver arrangement.

Response:	The Fund’s current expenses are not lower than the contractual cap.

Comment 5.	Please confirm the Example assumes giving effect to the contractual fee waiver arrangement in only the first year.

Response:	Yes, the Example assumes giving effect to the contractual fee waiver arrangement in only the first year, as applicable.

Comment 6.
Please make sure the disclosure about derivatives use is included as part of the Fund’s principal investment strategies or principal risks only if the Fund currently invests, or anticipates investing, a material amount in a derivative instrument. If the Fund invests in derivatives to a material extent, clearly state the types of derivatives and specific risks of investing in those types of derivatives.

Response:	The Fund does not currently invest, nor does it anticipate investing, in derivatives as a principal investment strategy.
INVESTMENT MANAGER SECTION

Comment 7.	Please state in which shareholder report a discussion regarding the basis for the Board approving the Investment Management Services Agreement will be presented.

Response:
The Fund’s prospectus will state which report (annual or semi-annual) and the month-end of such report in which will be presented a discussion regarding the basis for the Board approving the Investment Management Services Agreement.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.
In the section Board Members and Officers, please describe why the leadership structure of the Fund’s board is appropriate for the Fund, and add disclosure about the director/trustees’ qualifications, background and areas of expertise.

Response:
We believe the existing disclosure and professional background chart found in the section Board Members and Officers adequately addresses the leadership structure and qualifications of the trustees. Such disclosure is repeated below for your convenience.

The Board believes that the funds are well-served by a Board, the membership of which consists of persons that represent a broad mix of professional and personal backgrounds. In considering nominations, the Committee takes the following matrix into account in assessing how a candidate’s professional background would fit into the mix of experiences represented by the then-current Board.

PROFESSIONAL BACKGROUND — 2010
Audit
		For Profit;	Non-Profit;					Committee;
		CIO/CFO;	Government;		Legal;			Financial
Name	Geographic	CEO/COO	CEO	Investment	Regulatory	Political	Academic	Expert
Blatz	MN		X		X	X
Carlton	NY			X	X			X
Flynn	MA						X
Jones	MD				X			X
Lewis	MN		X				X
Maher	CT	X		X				X

PROFESSIONAL BACKGROUND — 2010
Audit
		For Profit;	Non-Profit;					Committee;
		CIO/CFO;	Government;		Legal;			Financial
Name	Geographic	CEO/COO	CEO	Investment	Regulatory	Political	Academic	Expert
Paglia	NY	X		X				X
Richie	MI	X			X
Taunton-Rigby	MA	X		X				X
With respect to the directorship of Mr. Truscott, who is not an Independent Trustee, the committee and the Board have concluded that having a senior member of the investment manager serve on the Board can facilitate the Independent Trustees’ increased access to information regarding the fund’s investment manager, which is the fund’s most significant service provider.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.
Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.